SUBSIDIARIES OF COMPANY

CMG-Heska Allergy Products S.A., a corporation incorporated under the laws of
    Switzerland
Diamond Animal Health, Inc., an Iowa corporation
Heska AG, a corporation incorporated under the laws of Switzerland
Heska Holding AG, a corporation incorporated under the laws of Switzerland Sensor Devices, Inc., a Wisconsin corporation